Scorpio Tankers Inc. Announces Updates on the Fourth Quarter of 2018 TCE Rates, 2019 Capital Expenditures, and Securities Buyback Program
MONACO, December 11, 2018 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) ("Scorpio Tankers," or the "Company") announced today an update on the Fourth Quarter of 2018 TCE Rates, 2019 Capital Expenditures, and Securities Buyback Program.
Fourth Quarter of 2018 Time Charter Equivalent (“TCE”) Revenue Per Day (1)
Below is a summary of the average daily Time Charter Equivalent (TCE) revenue and duration for voyages fixed for the Company's vessels thus far in the fourth quarter of 2018:

	Q3 2018		Q4 2018 as of 30-Oct-18		31-Oct-18 to 10-Dec-18		Q4 2018 as of 10-Dec-18
	TCE	%	TCE	%	TCE	%	TCE	%
LR2	$12,160	100%	$13,000	45%	$17,500	46%	$15,250	91%
LR1	8,335	100%	12,750	46%	11,700	40%	12,250	86%
MR	9,494	100%	12,000	46%	15,250	40%	13,500	86%
Handymax	8,852	100%	11,000	42%	16,100	41%	13,500	83%
Emanuele Lauro, Chairman and Chief Executive Officer commented “We have seen a significant improvement in the spot market for product tankers during the latter half of the fourth quarter of 2018.  While this positive development is beginning to materialize in our fourth quarter figures, we expect to realize the full benefit of these fixtures throughout the remainder of December and into the first quarter of 2019.”

(1)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

Drydock, Scrubber and Ballast Water Treatment Update
Set forth below are the expected, estimated payments through the fourth quarter of 2019 for the Company's drydocks, ballast water treatment system installations, and scrubber installations:

In millions of USD	As of December 10, 2018(2)
Q4 2018	$22.4
Q1 2019	19.8
Q2 2019	52.7
Q3 2019	70.9
Q4 2019	86.8

(2)
Includes estimated cash payments for drydock, ballast water treatment systems and scrubbers. These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

Set forth below are the expected, estimated number of ships and estimated offhire days for the Company's drydocks, ballast water treatment installations (“BWTS”), and scrubber installations (3):

Q4 2018
	Ships Scheduled for:			Offhire
	Drydock	BWTS	Scrubbers	Days
LR2	—	—	—	—
LR1	—	—	—	—
MR	2	—	—	40
Handymax	—	—	—	—

Q4 2018	2	—	—	40

	Q1 2019
	Ships Scheduled for:			Offhire
	Drydock	BWTS	Scrubbers	Days
LR2	—	—	2	56
LR1	—	—	—	—
MR	1	—	—	20
Handymax	—	—	—	—

Q1 2019	1	—	2	76

	Q2 2019
	Ships Scheduled for:			Offhire
	Drydock	BWTS	Scrubbers	Days
LR2	—	—	6	168
LR1	—	—	3	84
MR	7	5	8	196
Handymax	2	2	—	40

Q2 2019	9	7	17	488

	Q3 2019
	Ships Scheduled for:			Offhire
	Drydock	BWTS	Scrubbers	Days
LR2	6	4	10	306
LR1	—	—	3	84
MR	6	4	7	162
Handymax	5	5	—	100

Q3 Total	17	13	20	652

	Q4 2019
	Ships Scheduled for:			Offhire
	Drydock	BWTS	Scrubbers	Days
LR2	9	8	12	302
LR1	—	—	1	28
MR	10	9	10	270
Handymax	5	5	—	100

Q4 Total	24	22	23	700

2019 Total	51	42	62	1,916

(3)
The number of vessels in these tables reflect a certain amount of overlap where certain vessels may be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously. Additionally, the timing set forth may vary as drydock, ballast water system installation and scrubber installation times are finalized.

$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017, and (iv) Convertible Notes due 2022, which were issued in May and July 2018.
The Company has repurchased an aggregate of 4,636,493 of its common shares at an average price of $1.78 per share during the fourth quarter of 2018; the repurchased shares are being held as treasury shares.
As of the date hereof, the Company has the authority to purchase up to an additional $138.8 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 3.3 years and time or bareboat charters‐in 13 product tankers (one LR2 tanker, five MR tankers and seven Handymax tankers). Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
Forward‐Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐ looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that we have or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see Scorpio Tankers’ filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
(212) 542-1616